Prospectus
     February 4, 2000
                                 BELMONT BANCORP
     5,000,000 COMMON SHARES                                  $2.00  PER SHARE

Belmont Bancorp

o    Belmont Bancorp
     325 Main Street
     Bridgeport, Ohio 43912

Trading

o Our shares are listed on the Nasdaq SmallCap Market with the trading symbol BLMT.

The Offering:

o We are offering shares of our common stock to our existing shareholders on the basis of 0.95 shares for each share owned. This rights offering will remain open for the period from February 7, 2000 to March 17, 2000, subject to extension for up to 30 additional days in our sole discretion.

o We are also offering to our existing shareholders, depositors and other persons shares of our common stock, subject to shares remaining available for purchase upon completion of the rights offering. This ancillary offering will remain open for the period from February 7, 2000 to March 28, 2000, subject to extension for up to an additional 45 days in our sole discretion.

o We plan to use the net proceeds from this offering to increase the Bank's capitalization in order to meet a minimum capital requirement specified by our Federal regulators of Tier l Capital at least equal to 6% of adjusted total assets. At December 31, 1999, the Bank's estimated Tier l Capital of $12.0 million was approximately $8.6 million less than the required amount and its estimated Tier l Capital ratio was approximately 3.7%. If the Bank does not have Tier l Capital of 6% by March 31, 2000, we will discuss various steps with the regulators, which could include the following or other actions:

     -- We could reject all subscriptions and refund all payments and seek to sell the Bank or enter into a strategic partnership with another financial institution.

     -- We could accept all subscriptions and seek additional financing through other sources. In this instance, we could sell common stock or securities convertible into common stock at a price per share less than the price in this offering and any sales of additional stock would dilute your interest in Belmont. We could also sell preferred stock or debt securities, either of which would have rights preferential to those of our common stock.

     -- We could accept all subscriptions and further reduce the total assets of the Bank through the sale of assets, or seek to sell all of our assets or enter into a strategic partnership. If we reduce our assets, we could limit our ability to generate earnings in future periods to the extent we sell our most productive assets. If the Bank is sold or a strategic partner or other person invests in or provides financing to us, any shares you purchase could have a market value less than the offering price as a result of the terms of any such transaction.

o We are selling our common stock on a best effort basis. This is not an underwritten offering

o There is no minimum offering amount. However, all subscription funds will be held in escrow. The escrow agent will not be permitted to release these funds until the conclusion of the offering

                              Per Share        Total Amount

Public offering price:
                              $2.00            $10,000,000

This investment involves risk. Investors should be able to afford the loss of their investment. See "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The shares offered hereby are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other agency or company. The Federal Deposit Insurance Corporation has not passed, and does not pass, upon the merits of these or any other securities nor do they pass upon the accuracy or completeness of any prospectus or other selling literature.

For Pennsylvania Residents: You have accepted an offer to purchase these securities made pursuant to a prospectus which contains a notice explaining your right to withdraw your acceptance pursuant to Section 207(m) of the Pennsylvania Securities Act of 1972 (70 P.S. ss. 1-207(m)), you may elect, within two business days after the first time you have received the notice and a prospectus to withdraw from your purchase agreement and receive a full refund of all monies paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a letter or telegram to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw. Such letter or telegram should be sent and postmarked prior to the end of the aforementioned second business day. If you are sending a letter, it is prudent to send it by certified mail, return receipt requested, to ensure that it is received and also to evidence the time when it was mailed. Should you make the request orally, you should ask for written confirmation that your request has been received.

Notice to Ohio Investors: a Registration Statement concerning the shares has been filed with the Ohio Division of Securities pursuant to Sections 1707.06(a)(1) and 1707.05A of the Ohio Revised Code. These shares have not been approved or disapproved as an investment for any Ohio resident by the Ohio Division of Securities, nor has the Division passed upon the accuracy of this prospectus.

You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you information that is different. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation.


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                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus. You should read the entire prospectus carefully.

Belmont

     Belmont Bancorp, an Ohio corporation, is a registered bank holding company headquartered in Bridgeport, Ohio. Our principal business is presently to operate the Bank, which is a wholly owned subsidiary and our principal asset. The Bank conducts a general commercial banking business through its 13 banking offices in eastern Ohio and northern West Virginia. A second subsidiary, Belmont Financial Network, Inc., invests in low income housing. Our mailing address is P.O. Box 249, St. Clairsville, Ohio 43950 and our telephone number is (740) 695-3323.

     As of October 31, 1999, we had consolidated total assets of approximately $336 million, deposits of approximately $272 million and shareholders' equity of approximately $12 million.

     We provide a wide range of retail banking services to individuals and small to medium-sized businesses. These services include various deposit products, business and personal loans, credit cards, residential mortgage loans, home equity loans, and other consumer oriented financial services including IRA and Keogh accounts, safe deposit and night depository facilities.

The Offering

Securities Offered ......................... 5,000,000 common shares, $0.25 par value at a subscription price of
                                             $2.00 per share, or $10.0 million
                                             in the aggregate.



Shares Outstanding/Authorized .............. We had 5,236,534 shares of common stock issued and outstanding as of
                                             the record date of this offering,
                                             January 21, 2000. If the offering
                                             is fully subscribed, we will have
                                             10,236,534 shares issued and
                                             outstanding. We have 17,800,000
                                             shares authorized.



Rights Offering ............................ All current shareholders will be entitled to purchase 0.95 shares of
                                             common stock at $2.00 per share for
                                             each share of stock held by them
                                             as of the record date. We will
                                             not issue fractional shares. We
                                             will round the rights to the
                                             nearest whole share. Rights are
                                             generally nontransferable. This
                                             rights offering will remain open
                                             during the period from February 7,
                                             2000 to March 17, 2000, subject to
                                             extension for up to 30 additional
                                             days in our sole discretion.



Ancillary Offering ......................... We are also offering to our existing shareholders, depositors
                                             and other persons shares of our
                                             common stock, subject to shares
                                             remaining available for purchase
                                             upon completion of the rights
                                             offering. We will offer shares in
                                             the ancillary offering for the
                                             period from February 7, 2000 to
                                             March 28, 2000, subject to
                                             extension for up to 45 days in our

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


================================================================================



                                             sole discretion. A minimum
                                             subscription of 500 shares is
                                             required in this ancillary
                                             offering.

Purchase of Shares by Directors ............ In order to evidence their confidence in Belmont and encourage
                                             participation in the offering
                                             through their example, in November
                                             1999, 10 of our 12 directors agreed
                                             to purchase $1.65 million of our
                                             stock convertible into common stock
                                             at the same price as the shares
                                             offered in this offering. All of
                                             this convertible stock will be
                                             converted into common stock at
                                             $2.00 per share unless all or
                                             substantially all of the shares
                                             offered in the offering are sold.
                                             In that event, we may redeem for
                                             the original issuance price the
                                             shares of convertible stock. The
                                             shares of common stock issued upon
                                             conversion of this convertible
                                             stock will not be part of this
                                             offering and will be treated as
                                             "restricted securities" as that
                                             term is defined in Rule 144 under
                                             the Securities Act of 1933.



Escrow and Acceptance of Subscriptions ..... We will deposit all subscription funds received in a non-interest
                                             bearing escrow account with Firstar
                                             Trust Company, as escrow agent. The
                                             escrow agent will hold in the
                                             escrow account all subscription
                                             funds until the conclusion of the
                                             offering. We may elect to accept or
                                             reject all of the subscriptions in
                                             the rights offering and any or all
                                             of the subscriptions in the
                                             ancillary offering. We will accept
                                             subscriptions in the ancillary
                                             offering only if the rights
                                             offering is not fully subscribed.
                                             If the ancillary offering is
                                             over-subscribed, we expect,
                                             generally, to accept subscriptions
                                             in the order received.



Use of Proceeds ............................ We will use the net proceeds of the offering to increase the
                                             capitalization of the Bank.

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


                                  RISK FACTORS

     An investment in the shares involves risks, many of which are beyond our control and represent contingencies that cannot be reliably estimated. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing

     The Bank has entered into a consent order with the Office of the Comptroller of the Currency which requires, among other things, that the Bank achieve by March 31, 2000, and thereafter maintain, Tier 1 capital at least equal to 6% of adjusted total assets, which is referred to as a 6% Tier 1 leverage ratio. Tier 1 capital consists principally of shareholders' equity less goodwill and a portion of deferred tax assets. Belmont has also entered into a written agreement with the Federal Reserve Bank of Cleveland that requires, among other things, that it maintain an adequate capital position for the Bank.

     In October 1999, the Bank sold approximately $38 million in investment securities and used approximately $33 million of the proceeds to repay borrowings from the Federal Home Loan Bank of Cincinnati. Although losses and prepayment penalties associated with the transactions totaled $1.1 million, the capital required to support the Bank's assets based on the terms of the consent order was reduced by approximately $2.0 million.


     While it is difficult to estimate what our capital requirements will be at March 31, 2000, based upon our estimated Tier 1 capital of $12.0 million and estimated Tier 1 leverage ratio of 3.7% at December 31, 1999, we would need to receive approximately $8.6 million in offering proceeds to achieve a Tier 1 leverage ratio equal to 6%, which is the level required for a bank to be categorized as "well capitalized." If the Bank does not have Tier 1 capital of 6% by March 31, 2000, we will be in violation of the agreements with the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. In such event, we expect to enter into discussions with the Comptroller of the Currency and the Federal Reserve Bank of Cleveland to address various steps that we could take. These steps could include the following or other actions:

     o We could reject all subscriptions and refund all payments and seek to sell the Bank or enter into a strategic partnership with another financial institution. In this instance, you will not be permitted to invest in our stock.

     o We could accept all subscriptions and seek additional financing through other sources. In this instance, we could sell common stock or securities convertible into common stock at a price per share less than the price in this offering, and any sales of additional stock would dilute your interest in Belmont. We could also sell preferred stock or debt securities, either of which would have rights preferential to those of our common stock.

     o We could accept all subscriptions and further reduce the total assets of the Bank through the sale of assets, or seek to sell all of our assets or enter into a strategic partnership. If we reduce our assets, we could limit our ability to generate earnings in future periods to the extent we sell our most productive assets. If the Bank is sold or a strategic partner or other person invests in or provides financing to us, any shares you purchase could have a market value less than the offering price as a result of the terms of any such transaction.


     We cannot offer any assurance to you that we will be able to enter into a strategic partnership, obtain additional financing or sell the Bank or any of its assets on terms favorable to us. If, following this offering, the Bank is sold or a strategic partner or other person invests in or provides financing to us, a single investor could obtain control of the Bank and install a new management team unknown to current shareholders.

     Furthermore, we cannot offer any assurance to you what position the Comptroller of the Currency and the Federal Reserve Bank of Cleveland will take if the Bank does not have Tier 1 capital of 6% by March 31, 2000. The Comptroller of the Currency and the Federal Reserve Bank of Cleveland could take various actions or mandate that we take specified actions, including the following:

     o They could continue to monitor our operations as they are currently doing and allow us more time to improve our capital position.

     o They could assume a more active supervisory role and require us to implement changes in our business model or management.

     o They could assume complete control of the management of Belmont and the Bank and seek to identify a strategic buyer to purchase our assets or liquidate our assets.

     If the Comptroller of the Currency and Federal Reserve Bank of Cleveland assume complete or significantly greater control of our operations or mandate a sale of all of our assets, it is likely that such actions could have an adverse effect on the value of our shares. If we receive subscriptions to purchase fewer shares than are required to enable us to achieve a 6% Tier 1 leverage ratio, we intend to seek to determine the steps the Comptroller of the Currency and Federal Reserve Bank of Cleveland are likely to take before accepting any subscriptions.

If We Continue to Incur Significant Loan Losses, Our Share Value Will Likely Decline and We Will Need Additional Capital to Meet Capital Requirements

     As discussed in our SEC filings and subsequent news releases, we have recognized significant loan losses and have created significant reserves for loan losses since the fourth quarter of 1998, principally as a result of a large commercial borrower ceasing operations in April 1999 and certain irregularities with regard to consumer loans to customers of that borrower. Belmont has continued to experience losses in 1999 as it has established additional loan loss provisions. As of October 31, 1999, we had loan loss reserves of $10 million and intend to reserve an additional $850,000 for the fourth quarter of 1999. Based upon our extensive review of our loan portfolio, with the assistance of the Durfee & Root, certified public accounts, and Crowe, Chizek and Company LLP, the independent accountants we recently engaged to serve as our auditors, we believe that we have appropriately reserved for loan losses. However, we can offer no assurance that we will not incur loan losses in the immediate future in excess of the amounts reserved. If we continue to incur significant loan losses, it is likely that investor confidence in Belmont will be diminished and that the market price of our shares will decline. In addition, if these loan losses are significant, we will need to raise more capital than presently anticipated in order to meet capital requirements of the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. See "Risk Factors--If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing" and "Recent Developments."

We have made Significant Loans in Particular Industries, which Heightens our Risk of Loan Losses

     Banks and financial institutions that lend too heavily in a particular industry are exposed to the risk of substantial loan losses if that industry should suffer economic hardship. We have lent heavily in particular industries, principally the amusement industry. The loans and credit facilities we have made available to the amusement industry totaled $19.8 million, or 10.7% of our total loans, at September 30, 1999. William Wallace, formerly the executive vice president and chief operating officer of the Bank, directed the loans in this industry due to his belief that this industry was under served by the banking industry and that higher yields were available on loans made to borrowers in this industry.

     The table set forth below depicts, as of September 30, 1999, the Bank's lending on an industry-by- industry basis where the loan balance and borrower's available credit exceed 25% of our total capital. Our total capital consists principally of shareholders' equity less goodwill, a portion of deferred tax assets, debt instruments and a portion of the allowance for possible loan losses. As of September 30, 1999, our total capital was $16.4 million. Except for the amusement industry loans, we exceeded this 25% level as a result of the recent reduction of our capital. We are taking steps to further diversify our loan portfolio and otherwise lower these percentages by seeking to raise capital in this offering, but we may not be successful in meeting these objectives. See "Risk Factors--If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing."

                                             Loan Balance and       Percent of
       Industry                              Available Credit      Total Capital

Amusement Industry                              19,782,000           120.5%

Services - Hotel/Motel                           7,071,000            43.1%

Commercial Office Buildings and Rentals          6,729,000            41.0%

Commercial Apartments and Rentals                6,729,000            41.0%

Automobile Retailers                             5,530,000            33.7%

General Building Contracting                     5,426,000            33.1%

Commercial Construction Contracting              5,057,000            30.8%


We Face Intense Competition in Our Market Area Which May Reduce Our Customer
Base

     Bank holding companies and their subsidiary banks are subject to vigorous and intense competition from other banking institutions and from various financial institutions and other "nonbank" or non-regulated companies or firms that engage in similar activities. We compete for deposits with other commercial banks, savings banks, savings and loan associations, insurance companies and credit unions, as well as issuers of commercial paper and other securities, including shares in mutual funds. In making loans, we compete with other commercial banks, savings banks, savings and loan associations, consumer finance companies, credit unions, insurance companies, leasing companies and other nonbank lenders. Because of our current need to increase our capital we may be unable to compete for some loans which we would normally like to make.

     We compete not only with financial institutions in Eastern Ohio and Northern West Virginia but also with a number of large out-of-state and foreign banks, bank holding companies and other financial and nonbank institutions. Some of these institutions are engaged in national and international operations and have more assets and personnel than us. In addition, some of our competitors are not subject to the extensive bank regulatory structure and restrictive policies which apply to us.

     The principal factors in successfully competing for deposits are convenient office locations, flexible hours, competitive interest rates and services, while those relating to loans are competitive interest rates, the range of lending services offered and lending fees. We believe that the local character of our business and our community bank management philosophy enables us to compete successfully in our market area. We anticipate, however, that competition will continue to increase in the years ahead.

Additional Sales of Capital Stock in the Future Could Dilute Our Stockholders' Ownership Interests


     Our shares of capital stock eligible for future sale could have a dilutive effect on the market for our common stock and could adversely affect the market price. Our charter authorizes the issuance of up to 17,800,000 shares of common stock and 90,000 shares of preferred stock. On both the record date of the rights offering, January 21, 2000, and the date of this prospectus , we had 5,236,534 shares of common stock and 16,500 shares of preferred stock outstanding. Assuming all 5,000,000 shares offered in this offering are sold, 7,563,466 shares of common stock will be available for future issuance. In order to improve our capital position we may have to attract new investors in the future by the sale of stock at a lower price than the current offering price.


Our Charter Contains Anti-takeover Provisions which Could Discourage Acquisitions and Adversely Affect the Price of Our Stock

     Our Articles of Incorporation contain provisions which may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest.

Ohio Statutory Law Contains Provisions which Could Discourage Acquisitions and Adversely Affect the Price of our Stock

     Certain provisions of the Ohio Revised Code which are applicable to us may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest. These provisions include permitting a company's board to consider the interests of employees, suppliers, creditors and customers, general community and societal factors and the long-term and short-term interests of the company and its shareholders in deciding whether to accept or reject an offer to purchase the company. Consequently, if we were to receive an offer to purchase Belmont, our board could base its decision on whether to accept or reject the offer based on factors other than maximizing shareholder value.

                       WHERE YOU CAN FIND MORE INFORMATION

     Belmont Bancorp files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Belmont Bancorp, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BLMT." Our reports, proxy and information statements may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information contained in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the securities being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses mentioned above.

             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" information we have filed with the SEC. This means:

     o    incorporated documents are considered part of this prospectus;

     o we can disclose important information to you by referring you to those documents.

     We incorporate by reference the documents listed below, all of which were filed under SEC file number 0-12724 :


     o Our amended annual report on Form 10-K/A for the year ended December 31, 1998 filed with the SEC on January 27, 2000.

     o Our quarterly reports on Form 10-Q for the three month periods ended March 31, 1999 and June 30, 1999 and September 30, 1999.

     o Our amended quarterly report on Form 10-Q/A for the three month period ended September 30, 1999 filed with the SEC on January 27, 2000.

     o Our current reports on Forms 8-K filed, March 22, 1999, April 28, 1999, May 21, 1999, June 14, 1999, August 11, 1999, October 14, 1999,
          October 18, 1999 and October 20, 1999.

     Copies of our amended annual report on Form 10-K/A for the year ended December 31, 1998 and the amended quarterly report on Form 10-Q/A for the quarter ended September 30, 1999 are being delivered to you with this prospectus.


     You may request a copy of any filings referred to above, including exhibits which are specifically incorporated by reference in those filings, at no cost, by contacting us orally or in writing at the following address:

                                  Jane R. Marsh
                               Corporate Secretary
                                 Belmont Bancorp
                        154 W. Main Street, P.O. Box 249
                            St. Clairsville, OH 43950
                                 (740) 695-3323

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.

                               RECENT DEVELOPMENTS

Consent Order

     In August 1999, the Bank received the written report of the recent examination of the Bank by the Office of the Comptroller of the Currency, the Bank's principal federal regulatory agency. At the same time, the Bank entered into a consent order with the Comptroller of the Currency relating to the results of the examination, which contains certain required actions and certain restrictions.

The consent order requires the Bank          The Bank has:
to:

o    formulate new plans, policies,          o    formulated new plans policies,
     procedures and programs                      procedures and programs
     relating to long-term
     strategy, organizational
     structure, management, loans,
     loan loss reserves,
     overdrafts, loan interest
     accrual and non-accrual loans,
     loan diversification, internal
     audit and periodic loan review
     by certain dates

o    implement and follow those              o    implemented and followed the
     plans, policies, procedures                  new plans, policies,
     and programs                                 procedures and programs

o    review and evaluate certain             o    reviewed and evaluated such
     groups of loans and correct                  groups of loans and corrected
     deficiencies                                 such deficiencies with respect
                                                  to

o    properly document commercial            o    reviewed existing
     extensions of credit                         documentation and obtained
                                                  additional documentation,
                                                  where necessary

o    comply with law and                     o    complied with the laws and
     regulations relating to                      regulations relating to
     lending                                      lending

o    retain the services of a                o    in October, 1999, with the
     qualified independent                        approval of the Comptroller of
     certified public accounting                  the Currency, retained the
     firm acceptable to the                       services of Crowe, Chizek and
     Comptroller of the Currency                  Company LLP

o    appoint a compliance committee          o    has appointed a compliance
     from among the independent                   committee and has filed its
     members of the board and                     monthly reports with the
     report monthly to the                        Comptroller of the Currency
     Comptroller of the Currency on
     progress in complying with the
     consent order.

o    achieve a specified minimum             o    taken or intends to take all
     level of capital March 31,                   appropriate steps, including
     2000 and thereafter maintain                 this common stock offering, to
     it.                                          meet the minimum capital
                                                  requirement. At December 31,
                                                  1999, the Bank's estimated
                                                  Tier 1 capital of $12.0
                                                  million was approximately $8.6
                                                  million less than the required
                                                  amount. See "Risk Factors--We
                                                  Must Improve our Capital
                                                  Position." In addition to
                                                  raising capital, we may
                                                  improve the ratio of the
                                                  Bank's Tier 1 capital to
                                                  adjusted total assets through
                                                  the sale of assets and
                                                  repayment of a funding source
                                                  such as borrowings. In October
                                                  1999, the Bank sold
                                                  approximately $38 million in
                                                  investment securities and used
                                                  approximately $33 million of
                                                  the proceeds to repay
                                                  borrowings from the Federal
                                                  Home Loan Bank of Cincinnati.

Although losses and prepayment
penalties associated with the
transactions totaled $1.1
million, the capital required
to support the Bank's assets
based on the terms of the
consent order was reduced by
approximately $2.0 million.
The Bank's estimated Tier 1
capital to adjusted total
assets was 3.7% at December
31, 1999. We are contemplating
further asset reductions.



Federal Reserve Bank Agreement

     In August 1999, we also entered into an agreement with the Federal Reserve Bank of Cleveland, under authority given it by the Board of Governors of the Federal Reserve System, the federal regulatory agency for Belmont. As with the consent of the Comptroller of the Currency, the Federal Reserve agreement necessitates certain actions and restrictions.

We are required to:

o submit to the Federal Reserve an acceptable plan for maintaining adequate capital at the bank `

o    comply with the plan

o    submit annual cash flow projections

o ensure that the Bank complies fully with the consent order with the Comptroller of the Currency

o report quarterly on progress in complying with the Federal Reserve agreement

We have:

o    submitted an acceptable plan to the Federal Reserve

o    complied with the plan

o    submitted annual cash flow projections

o    monitored compliance by the Bank with the consent order

o    reported quarterly on our progress

Without prior Federal Reserve approval, the agreement prohibits us from:

o    paying dividends

o    incurring debt

o    redeeming stock

o    receiving dividends from the Bank, imposing charges on the Bank

o    engaging in any transaction with the Bank in violation of federal law

     We have taken to date, and intend to continue to take, all appropriate steps to comply with the Federal Reserve requirements.

The Schwartz Homes Loans and Resignation of Senior Management

     Following the March 15, 1999, resignation of William Wallace as executive vice president and chief operating officer of the Bank, the board of directors became aware of irregularities in the Bank's loan portfolio relating to loans made to Schwartz Homes, Inc., a retailer of mobile homes based in New Philadelphia, Ohio, Steven D. Schwartz, the president of Schwartz Homes, and retail customers of Schwartz Homes. On April 12, 1999, Mr. Wallace submitted his resignation as a director of Belmont and the Bank. The board's concerns over this matter eventually led to the resignation on June 8, 1999 of J. Vincent Ciroli, Jr. as president and chief executive officer of Belmont and Bank. In resigning, Mr. Ciroli maintained that he had no knowledge of the Schwartz Homes matter or any other matters causing a loss to the Bank, but, in light of the board's concerns, advised it that the bond between management and the board had been broken. On July 12, 1999, the board removed Mr. Ciroli as a director of the Bank.

     At the direction of Mr. Wallace, commencing in November 1996, the Bank began lending substantial amounts of money to Schwartz Homes and Steven D. Schwartz and, commencing in February 1997, to retail customers of Schwartz Homes under recourse agreements with Schwartz Homes. At March 31, 1999, the Bank had $1.6 million in principal amount of loans outstanding to Schwartz Homes, $1.9 million in principal amount of a loan outstanding to Steven D. Schwartz and $6.7 million in principal amount of loans outstanding to retail customers of Schwartz Homes.

     On June 2, 1999 other creditors of Schwartz Homes placed it in involuntary bankruptcy. On December 30, 1999, a commercial building partially securing the Steven D. Schwartz loan was sold in a foreclosure sale for $1.2 million, resulting in a loss to the Bank on this loan, including a loan loss provision taken by the Bank in a prior period, of $700,000.

     Under the recourse agreements with Schwartz Homes for loans ostensibly made for the benefit of its customers, Schwartz Homes agreed to repay any loans not repaid by retail customers. Schwartz Homes apparently used the funds advanced by the Bank to fund its own operations or for other improper purposes, without the knowledge of the Bank's board. In many instances, Schwartz Homes failed to perform on the retail sales contracts it entered into with its customers even though the Bank had provided the funds to Schwartz Homes for this purpose. In addition, Schwartz Homes often failed to repay the floor-plan lenders on homes purchased, which has further impacted the Bank's collateral position with respect to the homes.

     On October 12, 1999, the Bank filed cross claims and counterclaims in an action pending in the Court of Common Pleas of Tuscarawas County, Ohio in a case captioned Greentree Financial Servicing Corporation, et al. v. Schwartz Homes, Inc. The Bank alleged that it had been the victim of an elaborate fraud that has resulted in more than $22 million in losses to the Bank. The Bank believes that the fraud occurred because significant information about the consumer loans and the financial condition of Schwartz Homes was not disclosed to the Bank's board of directors and that affirmative misrepresentations were made to its board of directors. In addition, the Bank believes that Schwartz Homes entered into the recourse agreements without any intention of repaying the loans and employees of Schwartz Homes deceived the Bank with false documents and misrepresentations. See also "Recent Developments--Additional Legal Proceedings."

     For the fourth quarter of 1998 and the first three quarters of 1999, the Bank charged-off $18.9 million of indirect consumer loans and direct commercial loans related to Schwartz Homes and the loan to Steven D. Schwartz, as detailed in the following table, in addition to establishing loan loss reserves allocated to these loans totaling $3.7 million through September 30, 1999:

                                 Consumer          Commercial
                             Net Charge Offs     Net Charge Offs         Total

4th quarter-                   $ 11,227,000       $          0      $ 11,227,000
     1998
1st quarter-                      2,460,000          1,955,000         4,415,000
     1999
2nd quarter-                        (53,000)           696,000           643,000
     1999
3rd-quarter-                        816,000          1,766,000         2,582,000
     1999

     As a result of the losses incurred by the Bank and Belmont related to the commercial and consumer loans related to Schwartz Homes, we entered into a consent order with the Office of the Comptroller of the Currency and agreement with the Federal Reserve Bank of Cleveland, as described above under "--Consent Order" and "--Federal Reserve Agreement" which require that we take specified actions. We are seeking to raise additional capital through this offering, principally to restore the capital lost through these charge-offs, and may be required to take other actions if we do not raise sufficient capital. See "Risk Factors--If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing."

     We have Taken Measures to Address Operational and Financial Issues

     In response to the developments in the Schwartz Homes matter, the board of directors of Belmont and the Bank took the following measures:

     o Appointed W. Quay Mull II as interim chief executive officer and retained the services of FiCap Strategic Partners, LLC to provide interim management services to Belmont and the Bank and assist the board in employing a new president.

     o Conducted a wide-ranging search to recruit a new president for the Bank, identified and interviewed a series of candidates and recruited Wilbur R. Roat to serve as the president and chief executive officer of the Bank and Belmont. Mr. Roat joined the Bank in this capacity in December 1999. See "--Appointment of Wilbur R. Roat as President and Chief Executive Officer," below.

     o Promoted Stephen K. Kilpatrick to senior vice president, with responsibility for all lending operations of the Bank except retail services. Mr. Kilpatrick joined the Bank in April 1999.

     o Retained the law firm of Doepken Keevican & Weiss to pursue all avenues of recovery against Steven D. Schwartz, William Wallace and others to recover the losses incurred from the Schwartz Homes loan relationship.

     o Retained the services of Crowe, Chizek and Company LLP to provide external audit, internal audit and loan review functions for the Bank and Belmont and dismissed the Bank's and Belmont's previous auditors and providers of loan review services.

     o Undertook an extensive review of the Bank's loan portfolio, with the assistance of the Durfee & Root, certified public accounts, and Crowe, Chizek and Company LLP, the independent accountants we recently engaged to serve as our auditors.

     o Caused FiCap to initiate a thorough review and assessment of all of the Bank's operations, personnel, policies and procedures, with particular emphasis on the Bank's loan portfolio.

     o Used the results of FiCap's review and assessment to strengthen procedures and internal controls, reassign or terminate employees where appropriate and strengthen the operational foundation of the Bank.

     o Implemented plans to protect the Bank's liquidity and to raise additional capital, including through this offering.

     o Reduced the total assets of the Bank through the sale of assets and repayment of funding sources, as more fully described above under "Recent Developments--Consent Order." We are contemplating further asset reductions.

     o    Developed a strategic plan for the Bank for the next five years.

     o As described above under "--The Schwartz Homes Loans and Resignation of Senior Management," removed Mr. Ciroli as a director of the Bank.

     o Filed a claim under the Bank's fidelity bond insurance policy issued by Progressive Casualty Insurance Company to recover the losses incurred in connection with the Schwartz Homes loan relationship.

     o As described above under "--The Schwartz Homes Loans and Resignation of Senior Management," instituted legal proceedings against Steven D. Schwartz, William Wallace and others to recover the losses incurred from the irregular Schwartz Homes loan relationship.

     o Prosecuted workout and collection actions against commercial borrowers with troubled loan relationships.

     o Assisted the Bank's and Belmont's regulators in understanding the issues before the Bank and developed a collaborative relationship with these regulators, the Federal Bureau of Investigation and other law enforcement authorities in order to address the issues before the Bank promptly and effectively.

Appointment of Wilbur R. Roat as President and Chief Executive Officer

     In December 1999, each of the Bank and Belmont appointed Wilbur R. Roat to serve as a director and president and chief executive officer. Prior to joining the Bank, Mr. Roat, age 52, served as the president and chief executive officer of First Lehigh Bank from September 1994 until February 1999. From March 1992 to September 1994, he served as the president and chief executive officer of St. Edmond's Savings and Loan.

     The Bank and Belmont entered into an employment agreement with Mr. Roat which provides for his engagement as the president and chief executive officer for a term of three years, subject to renewal, at an annual base salary of $160,000. The agreement contemplates that a bonus of from $20,000 to $25,000 will be paid in 2001 if Mr. Roat is successful in improving the Bank's loan portfolio. The parties have also agreed to adopt a mutually acceptable bonus plan which provides for the payment of an annual bonus to Mr. Roat in subsequent years based on specified criteria. The agreement also provides that options to purchase from between 50,000 and 75,000 shares of Belmont's common stock will be issued to him at an exercise price equal to the market price of Belmont's stock when granted with vesting over a four year period, subject to acceleration upon a change of control. If, prior to a change of control, Belmont terminates or fails to renew the agreement without cause, Mr. Roat will be entitled to continuation of his compensation and benefits for the remaining term, if any, and for a six month severance period. If Belmont terminates or fails to renew the agreement without cause within two years following a change of control or if Mr. Roat voluntarily terminates his employment within six month following a change of control, he will be entitled to receive payment of an amount equal to 299% of his annualized base salary and most recent bonus.

Estimate of Results for the Fourth Quarter of 1999

     Despite the measures we have taken to address operational and financial issues, we expect to report a loss per common share in the range of $0.45 to $0.50 for the fourth quarter of 1999. Three factors contributed to this loss estimate. First, approximately $1.1 million in losses were recognized in connection with the sale of approximately $38 million in investment securities in October 1999. Second, the loan loss provision for the fourth quarter of 1999 is estimated at $850,000 for reserves and credit downgrades on a variety of loans unrelated to Schwartz Homes. Third, we established a $1 million valuation allowance for deferred tax assets, thereby reducing tax benefits for the fourth quarter by $1 million. Based upon this loss estimate, the book value of our stock would be between $2.02 to $2.07 per share of common stock at December 31, 1999.

Additional Legal Proceedings

     Progressive Casualty Insurance Company sold to us a directors and officers liability policy providing for $3 million of coverage and a separate financial institution fidelity bond in the face amount of $4.75 million. In May 1999, we filed a claim under the fidelity bond policy to recover the losses incurred in connection with the Schwartz Homes loan relationship. We have also claimed coverage under the directors and officers liability policy. Progressive declined to honor our claims and, in December 1999, filed an action in the United States District Court for the Southern District of Ohio, Eastern Division asking the court to issue a declaratory judgment declaring that Progressive is not liable under either the directors and officers liability policy or the fidelity bond policy. Alternatively, Progressive has asked the court, if it finds Progressive to be liable under these policies, to determine whether the Bank or other parties who have sued the Bank in separate actions are entitled to the insurance proceeds. Progressive has deposited with the court bonds in the aggregate amount of $7.75 million to satisfy any liabilities it might have with respect to the pending claims. We intend to vigorously seek recoveries under the insurance policies sold to us by Progressive.

     In January 2000, Eric Cenkner and other persons who purchased or sought to purchase homes through the Schwartz Homes homebuilder loan program filed a class action lawsuit against us and our former chief operating officer, William Wallace, in the United States District Court for the Northern District of Ohio. The named plaintiffs are purporting to act on behalf of persons who purchased or sought to purchase homes through the Schwartz homebuilder loan program. The complaint alleges that the class members have been harmed by the participation of us and Mr. Wallace in the Schwartz Homes homebuilder loan program. The suit seeks damages due to alleged violations of federal and state RICO statutes and federal usury laws, breaches of contract and fiduciary duties, concealment and nondisclosure. In the complaint, the plaintiffs based their factual allegations on our own factual allegations in a separate case we brought against Mr. Wallace and Steven Schwartz, the president of Schwartz Homes. We intend to vigorously defend this action.


                           FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus and in the documents incorporated herein that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "intend," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things, (1) our expectations; (2) projections of our future results of operations or of our financial condition; or (3) other "forward looking" information.

     We believe it is important to communicate our expectations to our investors. However, events may occur that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

     o our inability to raise or maintain adequate levels of capital, as required by the Office of the Comptroller of the Currency or the Federal Reserve Bank of Cleveland.

     o our need to further reduce our total assets through the sale of assets and the repayment of funding sources, which could impair our ability to generate earnings in future periods.

     o our need to recognize loan losses or create additional loan loss reserves due to additional problem loans.

     o unforeseen adverse conditions in our borrowers' businesses or financial condition.

     o changes in general economic and business conditions and in the banking industry in particular.

     o    changes in banking regulations.

     o    other factors discussed under "Risk Factors."


                                 USE OF PROCEEDS

     We intend to use the net proceeds of the offering to increase the Bank's capitalization. We have not entered into agreements with any selling agents, but we may elect to do so and pay commissions at prevailing rates. In this event, the net proceeds of the offering available for our use would be reduced by the amount of any commissions paid to selling agents.


                         DETERMINATION OF OFFERING PRICE


     We considered several factors in setting the per share offering price of the shares. Our shares are traded on the Nasdaq SmallCap market. In determining the per share offering price, we took into account the prices at which recent trades have taken place in our shares. We also took into account the current financial position of the Bank and our need to raise capital by March 31, 2000 in order to satisfy the requirements of the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. Additionally, we considered our perception as to the current demand for our stock and the stock prices relative to book value at which similarly situated institutions are trading. In determining the per share offering price, we were advised by our investment banker, Danielson Associates, Inc. As of February 3, 2000, the closing price of the shares was $5.25 per share.


                                    DILUTION


     Shareholders who do not purchase all of the shares offered to them in the rights offering will experience dilution in ownership. As described under "Recent Developments--Estimate of Results for the Fourth Quarter of 1999," we estimate our book value to be between $2.02 and $2.07 per share of common stock at December 31, 1999. We are offering our shares at a price of $2.00 per share, which is below our estimated book value.


                              PLAN OF DISTRIBUTION

The Rights Offering

     The Offering. We are offering to our shareholders of record, as of the close of business on January 21, 2000, which is our record date, the right to subscribe for 5,000,000 shares at a price of $2.00 per share. Shareholders will have the right to purchase 0.95 shares for each share owned on the record date in this rights offering. We will not issue fractional shares. We will round rights to the closest whole share.

     The Rights. The rights are not transferable, except that the assignment by a record or nominee owner of shares to the beneficial owner will be permitted to the extent allowable under applicable state securities laws. Each right evidences the total number of shares to which the shareholder is entitled to subscribe for in the rights offering. A shareholder who does not participate in the rights offering will experience ownership dilution. See "Risk Factors--Dilution." Officers and directors of Belmont, in their capacity as shareholders, will have the same right to purchase shares in the rights offering as other shareholders.

     Dates of Offering. The rights offering will begin on February 7, 2000 and continue until March 17, 2000, subject to our right to extend the rights offering for up to 30 additional days.

     How to Subscribe. You may subscribe to purchase shares by completing and signing the rights subscription agreement which accompanies this prospectus and mailing or delivering it to the escrow agent, together with payment in full for all shares subscribed for. To be accepted, we must receive your subscription before the expiration of the rights offering. You must pay the full subscription price when you return the rights subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received. Rights subscription agreements should be mailed, and checks made payable, to:

                       Firstar Trust Company, escrow agent
                                425 Walnut Street
                                  ML CN-WN-06CT
                             Cincinnati, Ohio 45202
                             Attention: Brian George

     If you wish to subscribe for more shares than you are entitled to purchase in the rights offering, you may do so by completing the subscription agreement for the ancillary offering. In the event that you subscribe for more shares than permitted in the rights offering, we may either refund the excess or treat it as a subscription for shares in the ancillary offering. See "Plan of Distribution--Ancillary Offering." If the rights offering is oversubscribed, subscription will be reduced pro rata to the maximum number of shares offered hereby.

     If you have any questions about this offering, please call (740) 699-4699 and leave a detailed message. Our representative will return your call within one business day.

Ancillary Offering

     The Offering. We are also offering to our existing shareholders, depositors and other persons shares of our common stock, subject to shares remaining available for purchase upon completion of the rights offering. We will allow all shareholders who subscribe for shares in the rights offering to participate in the ancillary offering except for shareholders who reside in states in which we cannot register the shares for sale in the ancillary offering or obtain an exemption from registration without unreasonable burden or expense. Generally, it is our intention to accept subscriptions for shares in the ancillary offering in the order received. Each subscriber must purchase a minimum of 500 shares in this ancillary offering.

     Dates of Offering. This ancillary offering will begin on February 7, 2000 and continue until March 28, 2000, subject to our right to extend the rights offering for up to 45 additional days.

     How to Subscribe. You may subscribe to purchase shares by completing and signing the subscription agreement for the ancillary offering which accompanies this prospectus and mailing or delivering it to the escrow agent, together with payment in full for all shares subscribed for. To be accepted, we must receive your subscription before the expiration of the offering. You must pay the full subscription price when you return the subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received. Subscription agreements should be mailed, and checks made payable, to:

                       Firstar Trust Company, escrow agent
                                425 Walnut Street
                                  ML CN-WN-06CT
                             Cincinnati, Ohio 45202
                             Attention: Brian George

     If you have any questions about this offering, please call (740) 699-4699 and leave a detailed message. Our representative will return your call within one business day.

Purchase of Shares by Directors


     In order to evidence their confidence in Belmont and encourage participation in the offering through their example, in November 1999, 10 of our 12 directors purchased a total of $1.65 million of our stock. This stock is convertible into common stock at the same price as the shares offered in this offering. All of this convertible stock will be converted into common stock unless all or substantially all of the shares offered in the offering are sold. In that event, we may redeem for the original issuance price the shares of convertible. The shares of common stock issued upon conversion of this convertible stock will not be part of this offering and will be treated as "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.


Best Efforts Offering

     We will offer the shares on a best efforts basis. We intend to offer and sell shares directly. None of our directors, officers or employees who assist us in this process will receive any additional compensation for their efforts. We expect to promote the offering through word of mouth to our shareholders, depositors and others with whom we do business or have relationships. Although we have no present plans to do so, we may also enter into agreements with selling agents to offer and sell our shares. If we do engage selling agents, we expect to pay selling commissions to them at prevailing rates.

Delivery of Share Certificates

     As soon as practicable following the successful completion of the offering, we will mail certificates for shares to subscribers whose subscriptions have been accepted.

Escrow of Funds and Acceptance of Subscriptions

     We will deposit all subscription funds received in a non-interest bearing escrow account with Firstar Trust Company, as escrow agent. All funds received will be held in the escrow account until the offering is completed. In addition to any particular subscriptions we do not accept because they are incomplete or otherwise not properly submitted, we may elect to accept or reject all of the subscriptions in the rights offering and any or all of the subscriptions in the ancillary offering. We will accept subscriptions in the ancillary offering only if the rights offering is not fully subscribed for. If the ancillary offering is over-subscribed, generally, it is our intention to accept subscriptions for shares in the ancillary offering in the order received. If we decline to accept any subscriptions, the escrow agent will promptly return the escrowed funds directly to the subscribers following the termination of the offering.

Federal Income Taxes

     We believe that the following discussion addresses all material tax consequences involved in an investment in the shares of common stock. You are urged, however, to discuss your personal tax situation with your own tax advisors. We have received an opinion of Doepken Keevican & Weiss Professional Corporation, to the effect that, for federal income tax purposes:

     (1) neither the receipt nor the exercise of the rights will result in taxable income to the shareholders;

     (2) no deductible loss will be realized if the rights are allowed to expire without exercise;

     (3) the tax basis of the shares of common stock acquired upon the exercise of the rights or in the ancillary offering will be the subscription price; and

     (4) there is no allocation of an existing shareholder's tax basis in current shares held by the shareholder to the right, whether or not the rights are exercised, because (based upon the limited time period in which shareholder has the option to exercise a right and the fact that the purchase price per share paid upon the exercise of a right is the same as the per share price of the shares sold in the ancillary offering) we have determined that such value is zero.


                    TRANSACTIONS WITH DIRECTORS AND OFFICERS

     Certain Directors and Executive Officers and their associates were customers of and had transactions with the Bank in the ordinary course of the Bank's business during 1998 and 1999. From time to time the law firms of Phillips, Gardill, Kaiser & Altmeyer, of which Charles J. Kaiser, Jr. is a partner, Sommer, Liberati & Hoffman, of which Keith A. Sommer is a partner, and Doepken Keevican & Weiss Professional Corporation, of which James F. Bauerle is a member, have rendered legal services to the Corporation and the Bank. Messrs. Kaiser and Sommer are directors of both Belmont and the Bank. Mr. Bauerle served as a senior vice president of the Bank from June 1999 to December 1999. It is contemplated that these firms will be retained to perform additional legal services during the current year. Mr. Bauerle and David G. Brewick, who served as interim president of Belmont and the Bank from June 1999 to December 1999, are principals of FiCap Strategic Partners LLC, which has served as our advisor. Since January 1, 1998 through September 30, 1999, we have paid advisory fees of $817,275 plus expenses of $63,419 to FiCap. On June 9, 1999, we also agreed to grant to FiCap, for its services, two year options to purchase 50,000 shares of our Common Stock at $10.84, the average daily price for our shares during June and July 1999. In addition, Doepken Keevican & Weiss received legal fees as described under "Legal Opinions."


                          DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue 17,800,000 shares of common stock and 90,000 shares of preferred stock. On both the record date of the rights offering, January 21, 2000, and the date of this prospectus , we had 5,236,534 shares of common stock and 16,500 shares of preferred stock outstanding.


Preferred Stock

     In order to evidence their confidence in Belmont and encourage participation in the offering through their example, in November 1999, 10 of our 12 directors purchased 16,500 shares for $100 per share, representing a total of $1.65 million, of a new Series A Convertible Preferred Stock. The directors who purchased this stock are W. Quay Mull II, Charles J. Kaiser, Jr., John H. Goodman III, Terrence Lee, Dana Lewis, James Miller, Charles Wilson, Thomas Olszowy, Keith Sommer and Mary Holloway Haning. This convertible stock has no preferential dividend rights or other preferences except for a nominal liquidation preference of $.0001 per share, representing less than $10.00 in the aggregate for all $1.65 million of this convertible stock. The convertible stock also will have no special voting rights. The holders of this convertible stock will have one vote per share and the shares are voted not as a separate class but together with the common stock.

     All of this convertible stock will be converted into common stock at a price of $2.00 per share unless all or substantially all of the shares offered in the offering are sold. In that event, we may redeem for the original issuance price the shares of convertible stock. The shares of common stock issued upon conversion will not be registered as part of this offering and will be treated as "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

     Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 90,000 shares of preferred stock. We have no plans to issue any other series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, control.

Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend or liquidation preferences that may be attributable to any preferred stock outstanding from time to time.

Classification of Board of Directors

     Our board of directors has been classified by dividing the directors into three classes. One class of directors is elected each year for a term of three years, so that the term of office of one class of directors expires each year.

Cumulative Voting

     Our shareholders have cumulative voting rights pursuant to Ohio law. We may, as permitted by Section 1701.69 of the Ohio Revised Code, propose to shareholders that our charter be amended to delete the right to vote cumulatively in the election of directors. If we propose such an amendment to shareholders, all shareholders would be entitled to notice of the proposed amendment as provided by law and such an amendment would be subject to other requirements as to the number of shares which could be voted against the proposed amendment. The adoption of such amendment would require the affirmative vote of the holders of a majority of the stock entitled to vote in the election of directors.

     A shareholder voting cumulatively may cast the number of shares he owns times the number of directors to be elected in favor of one nominee or allocate such votes among the nominees as he determines.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Liquidation Rights

     In the event of liquidation, holders of our capital stock are entitled to certain rights as to assets distributable to shareholders on a pro rata basis, after satisfaction of our debts.

No Preemptive Rights

     Holders of our capital stock have no preemptive right to subscribe for or to purchase any additional securities which may be issued by us. Preemptive rights permit a shareholder to subscribe to a sufficient number of shares so as to maintain their relative pro rata ownership upon the issuance of additional shares by a corporation, except in certain circumstances.

Dissenters Rights

     Our shareholders have dissenters' rights in connection with certain mergers and consolidations pursuant to Ohio law.

Right of Redemption

     We are specifically empowered by our charter to buy our shares of outstanding capital stock from our shareholders.

Dividend Rights

     Dividends may be paid on our capital stock as declared by our board of directors out of funds legally available therefor. Dividends may not exceed our surplus, as defined by the Ohio Business Corporation Act, and may not be declared if we are insolvent or would thereby be made insolvent. See "Risk Factors, Dividends."

Assessability

     When issued, our capital stock is fully paid and nonassessable.

Antitakeover Provisions

     Some Important Charter Provisions

     1. Our charter provides for a classified board of directors as described above.

     2. Our charter requires the approval of the holders at least 75% of our voting stock to approve the merger or consolidation with or the sale of the assets or business to, any other corporation unless the transaction receives the prior approval of 60% of our board of directors.

     3. Our charter provides that if an acquiring person becomes the owner of more than 50% of our voting stock as a result of a tender offer, we shall be obligated to offer to purchase the remaining shareholders' shares at the highest price paid by the acquiring person.

     These provisions may have the effect of deterring hostile takeovers or delaying changes in our management. The availability of the authorized and unissued shares of Belmont to be issued into friendly hands with the purpose of diluting a potential acquiror's ownership of Belmont may also be determined to have an antitakeover effect. Our charter and code of regulations currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. Our board of directors has no present intention to amend the charter to add any antitakeover provision.

     Some Important Ohio Statutory Provisions

     We are subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover:

     Chapter 1704 of the Ohio Revised Code prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain beneficial holders of stock representing 10% or more of the voting power of the corporation (a "10% shareholder"), unless:

o the transaction is approved by the directors prior to the time that the 10% shareholder became a 10% shareholder (a "shareholder acquisition date");

o the acquisition of 10% of the voting power is approved by the directors prior to the shareholder acquisition date; or

o the transaction involves a 10% shareholder that has been such for at least three years and the transaction is either approved by holders of two-thirds of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or certain minimum price and form of consideration requirements are met.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of:

o    the holders of at least a majority of the total voting power; and

o the holders of at least a majority of the total voting power held by shareholders other than the proposed acquiror, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act.

     The Profit Disgorgement Act provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     A provision of the Ohio General Corporation Law provides that in addition to the interests of the shareholders, our directors may consider:

     1. the interests of the corporation's employees, suppliers, creditors and customers;

     2.   the economy of the state and nation;

     3.   community and societal considerations; and

     4. the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Reports

     Our common stock is registered under Section 12(g) of the Securities and Exchange Act of 1934, and we file periodic reports with the SEC as required by the Act. After the offering, we will continue to file periodic reports with the SEC.


                                 LEGAL OPINIONS

     The validity of the shares offered hereby will be passed upon for us by Doepken Keevican & Weiss Professional Corporation, Pittsburgh, Pennsylvania. In addition, Doepken Keevican & Weiss has given its opinion that the statements made under "Plan of Distribution - Federal Income Taxes" are correct as to matters of law. James F. Bauerle, a member of Doepken Keevican & Weiss, formerly served as a senior vice president of the Bank. From January 1, 1998 through September 30, 1999, we have paid legal fees of $515,499 to Doepken Keevican & Weiss. Mr. Bauerle is also a principal of FiCap Strategic Partners LLC, which serves as an advisor to the Bank and us, and Doepken Keevican & Weiss holds an equity interest in FiCap. Since January 1, 1998 through September 30, 1999, we have paid advisory fees of $817,275 plus expenses of $63,419 to FiCap. On June 9, 1999, we also agreed to grant to FiCap, for its services, two year options to purchase 50,000 shares of our Common Stock at $10.84, the average daily price for our shares during June and July 1999.

                                                                         Annex A


                             SUBSCRIPTION AGREEMENT
                   for the Rights Offering of Belmont Bancorp


     Use this Form if you are an existing shareholder of Belmont Bancorp and wish to purchase all or any portion of the Shares you are entitled to purchase as shown below. You may also subscribe to purchase additional shares in the Ancillary Offering. If you wish to purchase more shares than the number you are eligible to purchase in the Rights Offering, you must also fill out and return the Subscription Agreement for the Ancillary Offering.


     Firstar Trust Company
     425 Walnut Street
     ML CN-WN-06CT
     Cincinnati, Ohio 45202
     Attention: Brian George


Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.25 (the "Shares"), of Belmont Bancorp, an Ohio corporation ("Belmont") indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Belmont's offering of Shares described in the Prospectus dated February 4, 2000 which accompanies this Subscription Agreement, as it may be supplemented.


     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $2.00 per share and has delivered to our escrow agent, Firstar Trust Company, with this Subscription Agreement a check made payable to "Firstar Trust Company, escrow agent" in an amount equal to the aggregate purchase price of all Shares for which the undersigned desires to subscribe.


     The undersigned acknowledges receipt of a copy of (1) our Prospectus, (2) our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998 and (3) our Amended Quarterly Report on Form 10-Q/A for the three months ended September 30, 1999.


     The undersigned acknowledges that Belmont may accept or decline to accept the undersigned's subscription, in whole or in part. Belmont's decision to accept or decline the subscription will be made at the time the Rights Offering and the Ancillary Offering are completed.




-----------------------------------          -----------------------------------
Number of Shares owned on record             Please print name(s) of
date, January 21, 2000. (See the             subscriber(s)
mailing label attached hereto.)



                                             -----------------------------------
____________ Shares($_____________)          Signature of subscriber
subscribed for (up to 0.95 X number
of Shares owned by you on the
record date and total subscription           -----------------------------------
price at $2.00 per Share)                    Signature of co-subscriber


                                             -----------------------------------
-----------------------------------
How Shares are to be held if this            -----------------------------------
is a co- investment, e.g., as joint          Address
tenants (with right of
survivorship) or tenants-in-common
                                             -----------------------------------
                                             Date

-----------------------------------
Social Security or Tax I.D.
number(s)

                                                                         Annex B

                             SUBSCRIPTION AGREEMENT
                  for the Ancillary Offering of Belmont Bancorp

     Use this Form if: (1) you are an existing shareholder of Belmont Bancorp and wish to purchase more shares of Belmont than you are permitted under the Rights Offering, or (2) you are not an existing shareholder of Belmont.

     Firstar Trust Company
     425 Walnut Street
     ML CN-WN-06CT
     Cincinnati, Ohio 45202
     Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.25 (the "Shares"), of Belmont Bancorp, an Ohio corporation ("Belmont"), indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Belmont's offering of Shares described in the Prospectus dated February 4, 2000 which accompanies this Subscription Agreement, as it may be supplemented.


     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $2.00 per share and has delivered to our escrow agent, Firstar Trust Company, with this Subscription Agreement a check made payable to "Firstar Trust Company, escrow agent" in an amount equal to the aggregate purchase price of all Shares for which the undersigned desires to subscribe.


     The undersigned acknowledges receipt of a copy of (1) our Prospectus, (2) our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998, and (3) our Amended Quarterly Report on Form 10-Q/A for the three months ended September 30, 1999.

     The undersigned acknowledges that Belmont may accept or decline the undersigned's subscription. Generally, it is our intention to accept subscriptions for shares in the Ancillary Offering in the order received. Belmont's decision to accept or decline the subscription will be made at the time the Rights Offering and the Ancillary Offering are completed.





____________ Shares($_____________)
subscribed for (minimum of 500               -----------------------------------
Shares) and total subscription               Please print name(s) of
price at $2.00 per Share)                    subscriber(s)



                                             -----------------------------------
-----------------------------------          Signature of subscriber
How Shares are to be held if this
is a co-investment, e.g., as joint
tenants (with right of                       -----------------------------------
survivorship) or tenants-in-common           Signature of co-subscriber


                                             -----------------------------------

                                             -----------------------------------
-----------------------------------          Address
Social Security or Tax I.D.
number(s)
                                             -----------------------------------
                                             Date

                                 Belmont Bancorp


                        5,000,000 shares of Common Stock


                                TABLE OF CONTENTS


Prospectus Summary.............................................................3

Risk Factors...................................................................5

Where You Can Find More Information............................................8

Incorporation of Information That We File With the SEC.........................8

Recent Developments...........................................................10

Forward-Looking Statements....................................................15

Use of Proceeds...............................................................16

Determination of Offering Price...............................................16

Dilution......................................................................16

Plan of Distribution..........................................................16

Transactions With Directors and Officers......................................19

Description of Capital Stock..................................................19

Legal Opinions................................................................22

Rights Offering Subscription Agreement.......................................A-1

Ancillary Offering Subscription Agreement....................................B-1